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T: (1-737) 215-8491

F: (1-917) 672-3642

VIA EDGAR

September 27, 2024

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Cheryl Brown, Liz Packebusch

Re:	Intercont (Cayman) Limited

Amendment No.1 to Draft Registration Statement on Form F-1

Submitted on July 26, 2024

CIK No. 0002018529

Ladies and Gentlemen:

On behalf of our client, Intercont (Cayman) Limited (the “Company”), a company incorporated in the Cayman Islands, we are submitting to the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 9, 2024 (the “Comment Letter”) on the Company’s Amendment No.1 to Draft Registration Statement on Form F-1 confidentially submitted on July 26, 2024 (the “Draft Registration Statement”). The Company confirms that it will publicly file its registration statement and nonpublic draft submissions at least 15 days prior to any road show or the requested effective date of the registration statement.

Concurrently with the submission of this letter, the Company is submitting via EDGAR the Registration Statement (the “Registration Statement”). The Company has responded to all of the Staff’s comments by revising the Registration Statement to address the comments, or by providing an explanation if the Company has not so revised the Registration Statement. For ease of reference, each comment contained in the Comment Letter is printed below in bold, followed by the Company’s responses to such comment. All page references in the responses set forth below refer to the page numbers in the Registration Statement.

Cover Page

1.

We note your response to prior comment 1 and reissue it in part. Please revise to clarify that all of the legal and operational risks associated with operating in the PRC also apply to your operations in Hong Kong.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 35 of the Registration Statement.

Risk Factors

We depend on certain customers for our revenue, page 16

2.	We note your response to prior comment 4. Please significantly expand your disclosure at page 84 to identify each contract you consider to be material and, for each, provide all of the information required by Item 10.C of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on pages 84 and 85 of the Registration Statement to include a summary of each agreement that it considers to be material. The charters between the Company’s Shipping Subsidiaries and their customers were entered into in the form of purchase orders via emails. Therefore, these arrangements are described in the Registration Statement, but not filed as exhibits to the Registration Statement.

Compensation of Directors and Executive Officers, page 101

3.	Please revise to provide disclosure of executive compensation paid for fiscal year end June 30, 2024. Refer to Item 4.a of Form F-1 and Item 6.B of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure to provide disclosure of executive compensation paid for fiscal year ending June 30, 2024, on page 101.

If you have any questions regarding this submission, please contact Lan Lou at (917) 661-8175 or loul@junhe.com.

Thank you again for your time and attention.

Yours sincerely,

/s/ Lan Lou
Lan Lou
Partner
Jun He Law Offices LLC

cc:

Muchun Zhu, Chairman of the Board and Chief Executive Officer, Intercont (Cayman) Limited

Michael Burke, Partner, UHY LLP

Jason Ye, Ortoli Rosenstadt LLP